UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                             JAZZ TECHNOLOGIES, INC.
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                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)


                                    47214E102
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                                 (CUSIP Number)

                               Frederick H. Fogel
                           Silver Point Capital, L.P.
                                2 Greenwich Plaza
                               Greenwich, CT 06830

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                               September 19, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 47214E102                     13D                    Page 2 of 7 Pages
-------------------                                            -----------------

================================================================================
    1       NAMES OF REPORTING PERSONS
                              SILVER POINT CAPITAL, L.P.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                               |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                                   0
            BENEFICIALLY                ----------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                                    0
              REPORTING                 ----------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                                    0
                                        ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        0
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                             IA, PN
================================================================================

-------------------                                            -----------------
CUSIP No. 47214E102                     13D                    Page 3 of 7 Pages
-------------------                                            -----------------

================================================================================
    1       NAMES OF REPORTING PERSONS
                                        ROBERT J. O'SHEA
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                        UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                                   0
            BENEFICIALLY                ----------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                                    0
              REPORTING                 ----------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                                    0
                                        ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        0
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                        IN
================================================================================

-------------------                                            -----------------
CUSIP No. 47214E102                     13D                    Page 4 of 7 Pages
-------------------                                            -----------------

================================================================================
    1       NAMES OF REPORTING PERSONS
                                        EDWARD A. MULE
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                               |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                        UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
               SHARES                                   0
            BENEFICIALLY                ----------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH                                    0
              REPORTING                 ----------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH                                    0
                                        ----------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        0
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                        IN
================================================================================

This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D previously filed by the reporting persons with the Securities and Exchange Commission on April 5, 2007 (the "Schedule 13D"). This Amendment No. 1 makes certain changes to Items 4, 5(a)-(c) and 7 and should be read in conjunction with the previously-filed Schedule 13D.

      Item 4. Purpose of Transaction.

      The consummation of the merger (the "Merger") contemplated by that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated as of May 19, 2008, among the Issuer, Tower Semiconductor Ltd. ("Tower") and certain of their respective affiliates occurred on September 19, 2008. Pursuant to the Merger Agreement, each share of common stock of the Issuer, par value $0.0001 per share, held by the Reporting Persons was automatically converted into the right to receive 1.8 ordinary shares of Tower, par value NIS 1.00. Pursuant to the Merger Agreement, each outstanding warrant to purchase one share of common stock of the Issuer became a warrant to purchase 1.8 ordinary shares of Tower, at an exercise price of $2.78 per share. Pursuant to the Merger Agreement, the Convertible Senior Notes of the Issuer will be convertible into
245.57 ordinary shares of Tower per $1,000 aggregate principal amount of Convertible Senior Notes. As a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

      Item 5. Interest in Securities of the Issuer.

      (a) - (c) The Reporting Persons no longer beneficially own any securities of the Issuer.

      Item 7. Material to be filed as Exhibits.

            Exhibit 1 - Joint filing Agreement, dated October 8, 2008

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2008

                                     SILVER POINT CAPITAL, L.P.

                                     By:  /s/ Frederick H. Fogel
                                          ----------------------
                                     Name:    Frederick H. Fogel
                                     Its:     Authorized Signatory

                                    Exhibit 1
                                    ---------

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D
              ----------------------------------------------------

The undersigned hereby agree as follows:

      (a) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (b) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: October 8 2008

                                     SILVER POINT CAPITAL, L.P.

                                     By:  /s/ Frederick H. Fogel
                                          ----------------------
                                     Name:    Frederick H. Fogel
                                     Its:     Authorized Signatory


                                     /s/ Edward A. Mule
                                     ------------------
                                     Edward A. Mule, individually


                                     /s/ Robert J. O'Shea
                                     --------------------
                                     Robert J. O'Shea, individually